FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For October 14, 2003

                NDT Ventures Ltd.

(Translation of registrant's name into English)

860 - 625 Howe Street

                   Vancouver, BC V6C 2T6

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F    X       Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes              No    X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-________

MATERIAL CHANGE REPORT

Section 118 of the Securities Act (Alberta) (Form 27)

Section 85 of the Securities Act (British Columbia) (Form 53-901F) and

Section 75(2) of the Securities Act (Ontario) (Form 27)

Item 1.

Reporting Issuer

NDT VENTURES LTD. (the "Issuer")

 860 - 625 Howe Street,

Vancouver, B.C. V6C 2T6

Tel: (604) 687-7545

Item 2:

Date of Material Change

October 7, 2003

Item 3:

Press Release

A press release (#03-22) dated October 7, 2003 was released in Vancouver, B.C.

Item 4.

Summary of Material Change

The Issuer announces that geophysics and drilling are planned on its Nevada projects.

Item 5.

           Full Description of Material Change

The Issuer announced that a detailed ground magnetic survey is underway on its Pasco Canyon Project located in Nye County, Nevada.  The geophysical program is designed to provide priority targets for a drill program scheduled upon completion and interpretation of the survey results.  The property hosts an upper level volcanic hosted epithermal gold system outcropping on the edges of a range front and interpreted by geophysics to extend under a pediment adjacent to the outcrop.  The Pasco Canyon property sits in a similar geological setting to the Round Mountain gold mine situated 20 kilometers to the southeast, and drilling will be designed to test the similarities.

Geophysical programs are also planned on the Issuer's Trend and Black Hills Projects.  The Trend Project consists of a large land position that abuts the southern end of the Cortez Joint Venture in north central Nevada.  This Placer-Kennecott joint venture controls over 18 million ounces of gold in reserves/resources and has made a recent significant discovery at Cortez Hills, which stands at 5.5 million ounces of gold and is reported to be rapidly expanding.  The Trend Project lies approximately 8 kilometers south southeast of Cortez Hills and on strike with the lineation of known deposits within the district.  A significant enzyme leach soil anomaly suggesting underlying gold mineralization occurs on the Company's claims along this lineation and a gravity survey is planned to prioritize Cortez Hills type targets for drilling.

At Black Hills in western Nevada, mapping and sampling by the Issuer has returned values up to 5 g/t gold related to sulphides replacing calc-silicate skarn mineralization.  Only a small portion of the potentially large host environment is exposed on surface and the Issuer plans an IP survey to better define sulphide distribution in preparation for drilling.

As well as its Nevada exploration programs, the Issuer is awaiting results from exploration conducted this summer at its Melville Diamond Project and drilling conducted by Falconbridge Ltd. at its South Voisey Bay Project.  The Issuer continues with its aggressive acquisition and exploration philosophy and is presently reviewing an additional Canadian precious metal property acquisition.

Item 6.

           Reliance on Section 85(2) of the Securities Act (B.C.), Section 118 (2) of the Securities Act (Alberta) and Section 75(3) of the Securities Act (Ontario)

This report is not being filed on a confidential basis.

Item 7.

Omitted Information

No material information has been omitted.

Item 8.

Senior Officers

To facilitate any necessary follow-up by the Commission, contact Fred G. Hewett, President at (604) 687-7545 who is knowledgeable about the material change and the report.

Item 9.

Statement of Senior Officer

The foregoing accurately discloses the material change referred to herein.

Dated at Vancouver, British Columbia, this 14th  day of October, 2003

NDT VENTURES LTD.

Per:

Fred G. Hewett, President

Cc

TSX Venture Exchange

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

  NDT Ventures Ltd .

(Registrant)

By:    /s/ Gail Sharp

(Signature)

Gail Sharp, Corporate Secretary

Date: October 14, 2003